Keegan  Resources Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated November 16, 2006 with regards to Registration Statement on Form 20-F filed on October 17, 2006.

Comment Number	Page(s)	Response
1		Noted

2		Noted

3		The disclosure has been updated.

4	5, 13, 21	Ambiguities have been eliminated.

5	19, 24	The text has been revised to remove overly technical statements.

6	13	The disclosure has been modified as requested.

7		Language has been deleted that mitigates any risk.

8	13	The disclosure has been added.

9		Management believes that there are no material tax risks to investors.

10	20, 24	Information about the granting and current status of permits has been added to the text.

11		The Company currently has no material obligations for environmental liabilities and has established no reserves.

12	15	The disclosure has been modified as requested.

13		Keegan does not have an agent in the United States.

14	20	The disclosure has been modified as requested.

15		All of the private placements were conducted in Canada.

16	32, 33	The disclosure has been modified to address this comment.

17	37	The table has been included in Item 5.F.

18	35-36	A discussion of the critical accounting policies has been added to the text.

19		The disclosure has been amended as requested.

20		The disclosure now includes how much time each officer employed by more than one entity devotes to the business of Keegan.

21	37	The word “premier” has been deleted from the text.

22		Each affiliated party is now disclosed and the statement pertaining to terms of the transactions has been added.

23

There have been no significant changes in the percentage of share ownership held by major shareholders since inception. The share ownership disclosed in Table 10 consisted primarily of shares which may be purchased in the future pursuant to stock option agreements.

24	44-45	The information in Item 9.A has been updated.

25	52	The text has been revised to delete the word “opinion”.

26	88	The non-U.S. GAAP subtotal has been deleted.

27	91	The signatures of the attesting officers has been added.

28		The Company’s website is being updated with the required disclosure.

29	18-28	The text has been updated with the information that is available on each early-stage exploration property.

30	18-28	Additional information regarding each of the Company’s exploration projects has been added to the text.

31		Small scale maps are now included in the document.

32		As all of the Company’s projects are at an early stage of exploration, there are no NI 43-101 reserve estimates prepared for the Company. All other reserve estimates have been removed from the text.

33	18-28	The disclosure in the text has been revised.

Sincerely,

/s/  Michael Bebek

Michael Bebek

Corporate Secretary